UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007

Commission File No. 000-22161

Corgi International Limited

17/F, Oterprise Square
26 Nathan Road, Tsimshatsui, Kowloon,
Hong Kong, S.A.R., China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                      No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A.

Corgi International Limited Announces Amendment to Existing Warrants, Exercise of $1.84 million of Warrants on August 22, 2007, and Issuance of 184,427 Additional Warrants

HONG KONG -- Corgi International Ltd, (Nasdaq GM: CRGI) a NASDAQ listed company, announced today that the Company and its warrant holders amended the terms of the 1,070,654 warrants issued in December 2006 to reduce temporarily their exercise price from $7.80 per share to $5.00 per share if exercised by August 22, 2007.  Any warrantholder exercising their warrants would be entitled to receive a new warrant on substantially the same terms as the existing warrants but with an exercise price of $6.00 per share.  The terms of any warrant not exercised by August 22, 2007 will remain unchanged.

Holders of 368,863 warrants took advantage of the amendment and exercised such warrants for approximately $1.844 million by August 22, 2007.  The Company issued 184,427 new warrants to such holders. The Company expects to file with the SEC a registration statement for resale of the shares issued upon exercise of the new warrants within 120 days of August 22, 2007.

About Corgi International

Corgi International develops and markets innovative, high-quality licensed and unlicensed pop culture collectibles, gifts and toys ranging from high-end movie and television prop replicas to lower price-point gifts and toys. The company holds licenses for pop culture collectibles, gifts and toys for many of the highest grossing film franchises of all time including Batman, Disney Classics, Harry Potter, James Bond, Pirates of the Caribbean, Star Trek and Spiderman 3. The company is headquartered in Hong Kong, with offices in Walnut Creek, CA and the United Kingdom.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: Certain statements in contained herein may be forward-looking.  These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated.  Such risks and uncertainties include, without limitation, changes in market demand for Corgi International products, changes in economic conditions, dependence on certain customers and licensing partners, and other risks described in the company's Registration Statement on Form F-3/A filed with the Commission on June 20, 2007 and other filings with the Commission.  The company undertakes no obligation to update these forward-looking statements to reflect subsequent events or circumstances.
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corgi International Limited

Date: September 27, 2007	By: /s/ Jack Lawrence
Name: Jack Lawrence
Title: Chief Financial Officer, Chief Operating Officer and General Manager, US